FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date December 15, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: December 14, 2004

NEWS RELEASE 04-19

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

TYLER REPORTS CONTINUATION OF HIGH GRADE BRECCIAS
AND EXCELLENT PORPHYRY RESULTS AT BAHUERACHI

Calgary, Alberta - Tyler Resources Inc. (“Tyler”) is very pleased to report initial results from its Phase 2, 30 hole drill program.  These include the deepest intersections of high grade skarn/breccia mineralization on the project to date as well as excellent results in the main porphyry at Bahuerachi.

Full assay results have been received, compiled and interpreted for diamond drill holes 04-BAH-13 and 04-BAH-14.  The highlights of these results include a skarn/breccia section grading 1.20% copper, 0.35% zinc, 0.13 g/t gold and 13 g/t silver over 18 meters within a larger interval grading 0.42% copper and 0.16% zinc over 105 meters.  Drill hole #14 ended in mineralized porphyry as discussed below.  Drill locations, geology and assay results are shown on the attached plan map and sections. The table below summarizes the most significant intersections in the first two drill holes of the ongoing Phase 2 program.

Drill holes #04-BAH-13 and 04-BAH14, most significant intersections:

Hole #	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Zn (%)	Pb (g/t)	Ag (g/t)	Au (g/t)	Rock Type
BAH-13*	53.3	77.05 (EOH)	23.75	0.41						Chalcocite blanket
BAH-14	7.3	60	52.7	0.25				2.3		Chalcocite blanket
	120	225.15	105.15	0.42	0.008	0.16		5.2	0.04	Mixed
Including	162	180	18	1.20		0.35		13	0.13	Breccia/skarn
Including**	216	225.15 (EOH)	9.15	0.37	0.032	0.29	0.40	6	0.02	PORPHYRY

* As previously reported, drill hole #13 was stopped in mineralization before its planned target depth due to difficult ground conditions.  The last sample interval in the hole graded 1.95% Cu over 1.05 meters. Two reverse circulation drill holes (RC-1, RC-2) were subsequently drilled on the same section as drill hole # 13, and assay results for these holes are pending.

** Mineralization in the porphyry consists of fractured controlled and disseminated sulphides.  The hole ended in mineralized porphyry.

Tyler is extremely pleased with these results, which confirm the continuity both geologically, and in terms of grades at depth within the three main mineralized units identified on the project to date.  Of particular importance are the assay results obtained in the porphyry at the end of hole #14.  This hole has produced the first unoxidized porphyry core from the project with impressive results which are clearly of economic interest, and which significantly opens up the overall exploration potential of the porphyry complex which has a known strike length of over 4 kilometers.

December 14, 2004

In addition to solid copper and molybdenum grades, the addition of potential credits in the form of silver, lead and zinc mineralization in the porphyry was unexpected and is considered a very positive development by Tyler’s management and exploration team.  The highest grade in the porphyry consisted of 0.51% copper, 0.032% molybdenum, 0.89% zinc, 1.48% lead, 0.03 g/t gold and 12.6 g/t silver over a 2 meter core interval with 100% reported recovery.  The mineralization consists of primary sulphides, both disseminated and vein/fractured controlled, is related to heavy veining and stockworking and is not related to skarn development within the intrusion.  Having reached its target depth, hole #14 was stopped in mineralized porphyry.

Section 460 North (attached) demonstrates the small area explored to date has good potential to host large zones of near surface mineralization, which could potentially be amenable to bulk mining methods.  The top part of the section contains a supergene chalcocite blanket in excess of 150 meters wide and up to 80 meters in thickness.  Both the high grade breccia/skarn complex and the porphyry remain open at depth.

 Diamond drill hole 04-BAH-15 has been completed to a depth of 176.6 meters where it was stopped in mineralization due to bad ground conditions after intersecting 31.6 meters of skarn/breccia mineralization.  Hole 04-BAH-16 is currently ongoing.  Reverse Circulation drill holes RC #1, 2 and 3 have been completed and hole RC-4 is currently being completed. Chip logging of RC hole # 1 and 2 is complete and samples have been sent to the laboratory.  Based on chip logging observations, Hole RC-1 intersected skarn/breccia mineralization from 83.8  to 123.4 meters  (39.6 meter interval) and Hole RC-2 intersected skarn/breccia units from 36.6  to 123.4 meters  (86.8  meter interval).  Both of these holes are on the section with the most known historical workings.  A detailed section with geology and grades will be published once assay results have been received and compiled.

Further assay results are expected to be received, interpreted and released in the first part of January.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, and Mr. Brent Gonek, B.Sc, Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections and drill hole Locations
NR# 04-19
December 14th, 2004
NORTH
RC-4
04-BAH-16
RC-3
04-BAH-15
Section 660 North
Section 560 North
Section 460 North
Section 380 North
04-BAH-14
04-BAH-13
RC-1
RC-2
OPEN
OPEN
OPEN
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions (diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia and skarn zones
Quartz-Feldspar porphyries (QFP) Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations, number and surface trace
Phase 2 drill holes completed, assays reported
Phase 2 drill holes completed, assays outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters

TYLER RESOURCES LTD.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION460 North, DRILL HOLES 04-BAH-04, 04-BAH-05 and 04-BAH-14, Looking North

Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 04-19

DDH 04-BAH-04
DDH 04-BAH-05
DDH 04
BAH-14
UTM 785,200 E
UTM 785,400E
1,000m Elev.
900m Elev.
800m Elev.
18 meters
0.69% Cu
24 meters
1.16% Cu
58 meters
0.72 % Cu
16 meters
0.76 % Cu
9.7 g/t Ag
0.60% Zn
108.43 meters
0.63 % Cu
52.7 meters
0.25% Cu
(Chalcocite blanket)
QFP/Porphyry
0.10 to 0.26% Cu
Chloritic Fault
21.24 meters
1.61 % Cu
0.10 g/t Au
21.39 g/t Ag
0.58 % Zn
Marble; <0.01% Cu to 0.26% Cu
105 meters
0.42% Cu
0.16% Zn
18 meters
1.20% Cu
0.35% Zn
0.13 g/t Au
13 g/t Ag
9.15 meters
0.37% Cu
0.032% Mo
0.29% Zn
0.40% Pb
6 g/t Ag
0.02 g/t Au
(porphyry)
Mixed
Sediments/QFP/Skarn
Inferred
EOH 225.15m
LEGEND
(Section looking north)
Drill hole collar location, number
and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong
quartz, pyrite-chalcopyrite +/- bornite
stockworks.
Main mineralized breccias with local
skarn development-QFP 2 event
QFP 1-Sill, local endoskarn
development, minor stockworking
Contact breccia/skarn, QFP 1 related
Limestone, local fracture/bedding controlled
marble and skarn devellopement
Mixed sediments and volcanics, locally
stockworked with weak Cu mineralization
Scale
0
50 m